Exhibit 99.2

Operating and Financial Review and Prospects

You should read the following discussion together with the unaudited consolidated financial statements as of and for the six months ended June 30, 2022 and 2023 and related notes appearing elsewhere in this Form 6-K, our audited consolidated financial statements and other financial information as of and for the year ended December 31, 2022 appearing in our Annual Report on Form 20-F for the year ended December 31, 2022 (the “Annual Report”) and Item 5—“Operating and Financial Review and Prospects” of the Annual Report. Except where the context otherwise requires or where otherwise indicated in this discussion, the terms “Alpha Tau,” the “Company,” “we,” “us,” “our,” “our company” and “our business” refer to Alpha Tau Medical Ltd. and its subsidiaries.

The statements in this discussion regarding industry outlook, our expectations regarding our future performance, planned investments in our expansion into additional geographies, research and development, sales and marketing and general and administrative functions, as well as other non-historical statements in this discussion are forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (the “Securities Act”), Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” or similar words.

Our estimates and forward-looking statements are mainly based on our current expectations and estimates of future events and trends which affect or may affect our business, operations and industry. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to numerous risks and uncertainties. These forward-looking statements are subject to a number of known and unknown risks, uncertainties, other factors and assumptions, including the risks described in Item 3.D. “Key Information-Risk Factors” in our Annual Report. The forward-looking statements made in this discussion relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this discussion to reflect events or circumstances after the date of this discussion or to reflect new information or the occurrence of unanticipated events, except as required by law.

A.	Operating Results

Overview

We are a clinical-stage oncology therapeutics company focused on harnessing the innate relative biological effectiveness and short range of alpha particles for use as a localized radiation therapy for solid tumors. Our proprietary Alpha DaRT technology is designed to utilize the specific therapeutic properties of alpha particles while aiming to overcome, and even harness for potential benefit, the traditional shortcomings of alpha radiation’s limited range. We believe that our Alpha DaRT technology has the potential to be broadly applicable across multiple targets and tumor types. We have evaluated and continue to evaluate the feasibility, safety and efficacy of the Alpha DaRT technology for the treatment of superficial lesions, i.e., tumors of the skin, head or neck, in multiple clinical trials conducted in clinical sites around the world. In a first-in-human study of locally advanced and recurrent squamous cell carcinoma, or SCC, cancers of the skin and head and neck, efficacy was evaluated in 28 tumors, and results showed that Alpha DaRT achieved 100% overall response rate and over 78% complete response rate. The Alpha DaRT was generally well-tolerated, with limited local toxicity and no systemic toxicity. On the basis of this clinical trial as well as some of our further clinical trials, we received marketing approval in Israel in August 2020 for the treatment of SCC of the skin or oral cavity using the Alpha DaRT. In June 2021, the FDA granted the Alpha DaRT Breakthrough Device Designation for the treatment of patients with SCC of the skin or oral cavity without curative standard of care. In October 2021, the FDA granted the Alpha DaRT a second Breakthrough Device Designation, in treating recurrent Glioblastoma Multiforme, or GBM, as an adjunct to standard medical therapies or as a standalone therapy after standard medical therapies have been exhausted. In the second half of 2021, we treated ten patients in the U.S. in a multi-center pilot feasibility trial conducted at Memorial Sloan Kettering Cancer Center and four other U.S. clinical sites, to explore the feasibility of delivering radiotherapy for malignant skin and superficial soft tissue tumors using Alpha DaRT. The study met its primary feasibility endpoint, as all patients had successful delivery of radiation by Alpha DaRT. At approximately 12 weeks and 24 weeks after treatment, all ten lesions treated demonstrated a complete response to treatment, with no product-related serious adverse events observed. We are conducting a multi-center pivotal trial, which we refer to as the ReSTART trial, to explore the delivery of radiotherapy for up to 86 patients with recurrent cutaneous squamous cell carcinoma tumors using Alpha DaRT at up to 20 clinical sites around the United States and selected other clinical sites outside the U.S. We anticipate completing recruitment of this trial in early 2024, and receiving results of the trial in 2024 for potential submission to the FDA. If submitted and approved, we expect to commercialize our Alpha DaRT technology first in the United States before other markets, including Israel, notwithstanding our existing marketing authorization in Israel (under which we have not yet commercialized the product). We hold exclusive rights to our proprietary Alpha DaRT technology in our core markets, including the United States and Europe.

While local radiation therapy has been a mainstay of cancer therapy for years, it has been mostly limited to modalities utilizing beta or gamma emissions, which primarily destroy cells through an indirect mechanism relying on oxygen and the generation of free radicals to cause single-strand DNA breaks. By contrast, alpha radiation has hundreds of times the linear energy transfer rate of beta-emitters. Additionally, alpha particles’ heavier mass and far shorter particle paths (less than 100 μm) relative to beta’s lighter mass and lengthier (up to 12 mm) path, have been shown to destroy radioresistant cells in clinical studies – causing multiple, irreparable, double-strand DNA breaks and other cellular damage upon direct impact – within a very short distance. Accordingly, we believe that alpha radiation has several significant potential advantages for use in cancer radiotherapy, including a high relative biological efficiency (potentially enabling it to destroy tumor cells with administration of lower levels of radiation), imperviousness to factors such as hypoxia, and a very well-defined range of travel with limited collateral damage. Nonetheless, its use has also been limited precisely due to alpha’s extremely short particle range in living tissue, as the range of less than 100 μm is insufficient to provide meaningful clinical utility.

The Alpha DaRT technology employs a series of radioactive sources that are embedded with Radium-224 to enable a controlled, intratumoral release of alpha-emitting atoms which diffuse and decay throughout the tumor, seeking to kill cancerous cells with localized precision, while penetrating deeper into the tumor than can otherwise be reached by the limited ranges of the alpha particles themselves. Due to the inherent limited range of the alpha particles, we believe that the Alpha DaRT technology has the potential to deliver powerful and localized precise killing impact to the tumor without damage to surrounding healthy tissue. By combining the innate relative biological effectiveness and short range of alpha particles in a single-use disposable form, we believe that the Alpha DaRT could address tumors that have otherwise demonstrated poor response to radiation therapy or other standards of care, with the potential to apply to a wide range of tumors and clinical settings.

We were incorporated in Israel in 2015 and our headquarters is located in Jerusalem, Israel. Our operations to date have been limited to organizing and staffing our company, business planning, raising capital, developing our technology, acquiring and building our intellectual property portfolio and conducting research and development activities, including pre-clinical studies and clinical trials, for our Alpha DaRT technology. We do not have any products approved for sale in the United States and have not generated any revenue from product sales. To date, we have funded our operations primarily through private placements of ordinary and convertible preferred shares and funding from government grants. From inception through June 30, 2023, we have raised an aggregate of $185,958 to fund our operations, of which $57,911 were gross proceeds from sales of our convertible preferred shares, $121,485 were gross proceeds from the issuance of ordinary shares and $6,562 were gross proceeds from government grants, excluding government grants which are paid directly to partner institutions such as hospitals and clinical trial sites.

We have incurred significant net operating losses in every year since our inception and expect to continue to incur significant expenses and increasing operating losses for the foreseeable future. Our net losses may fluctuate significantly from quarter to quarter and year to year and could be substantial. Our net losses were $ 27,743 and $16,880 for the six months ended June 30, 2022 and June 30, 2023, respectively. As of June 30, 2023, we had an accumulated deficit of $103,482. We anticipate that our expenses will increase significantly as we:

●	conduct additional clinical trials of our Alpha DaRT technology;

●	continue to discover and develop additional product candidates;

●	construct manufacturing facilities and supply chain capabilities in multiple geographies of sufficient capacity to provide commercial quantities of our Alpha DaRT products and any other product candidates for which we may obtain marketing approval;

●	seek regulatory and marketing approvals for our Alpha DaRT technology and any other product candidates that successfully complete clinical trials, if any;

●	develop and execute launch strategies, and establish a sales, marketing and distribution infrastructure to commercialize our Alpha DaRT technology and any other products for which we may obtain regulatory approval in geographies in which we plan to commercialize our products ourselves;

●	maintain, expand and protect our intellectual property portfolio;

●	hire additional staff, including clinical, scientific, technical, regulatory operational, and financial personnel, to execute our business plan; and

●	add clinical, scientific, operational, financial and management information systems and personnel to support our product development and potential future commercialization efforts, and to enable us to operate as a public company.

We do not expect to generate revenue from product sales unless and until we successfully complete clinical development and obtain further regulatory approvals for our Alpha DaRT technology. If we obtain regulatory approval for our Alpha DaRT technology or any other product candidates, we expect to incur significant commercialization expenses related to product sales, marketing, manufacturing and distribution. Furthermore, we expect to continue to incur additional costs associated with operating as a public company. As a result, we will need substantial additional funding to support our continuing operations and pursue our growth strategy. Until such time as we can generate significant revenue from product sales, if ever, we expect to fund our operations through public or private equity or debt financings or other sources, including strategic collaborations. We may, however, be unable to raise additional funds or enter into such other arrangements when needed on favorable terms or at all. Our failure to raise capital or enter into such other arrangements as and when needed would have a negative impact on our financial condition and our ability to develop our current product candidates, or any additional product candidates, if developed.

Because of the numerous risks and uncertainties associated with therapeutics product development, we are unable to accurately predict the timing or amount of increased expenses or when or if we will be able to achieve or maintain profitability. Even if we are able to generate revenue from product sales, we may not become profitable. If we fail to become profitable or are unable to sustain profitability on a continuing basis, then we may be unable to continue our operations at planned levels and be forced to reduce or terminate our operations.

As of June 30, 2023, we had cash and cash equivalents, restricted cash and short-term deposits totaling $94,361. We believe that our existing cash and cash equivalents will enable us to fund our operating expenses and capital expenditure requirements for at least two years. We have based these estimates on assumptions that may prove to be imprecise, and we may use our available capital resources sooner than we currently expect. See “Liquidity and Capital Resources” below. Because of the numerous risks and uncertainties associated with the development of our Alpha DaRT technology and any future product candidates, and because the extent to which we may enter into collaborations with third parties for product development is unknown, we are unable to estimate the amounts of increased capital outlays and operating expenses associated with completing the research and development of our Alpha DaRT technology or any future potential product candidates.

If we raise additional funds through collaborations, strategic alliances, or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates or grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce, or terminate our product development programs or any future commercialization efforts or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves.

Basis of presentation

Our financial statements are prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. Unless otherwise indicated, all dollar amounts are presented in thousands.

Financial Operations Overview

Revenue

To date, we have not generated any revenue from product sales and do not expect to generate any revenue from the sale of products in the foreseeable future. If our development efforts for our Alpha DaRT technology or other product candidates are successful and result in further regulatory approvals and successful commercialization efforts, we may generate revenue in the future from product sales. We cannot predict if, when, or to what extent we will generate revenue from the commercialization and sale of our Alpha DaRT technology or any other product candidates. We may never succeed in obtaining further regulatory approvals for our Alpha DaRT technology or any of our other product candidates that we may develop in the future.

Operating Expenses

Our operating expenses since inception have consisted solely of research and development costs, marketing expenses and general and administrative costs.

Research and development, net

Research and development, net consist primarily of costs incurred for our research activities, including the development of and pursuit of further regulatory approvals of our Alpha DaRT technology, which include:

●	employee-related expenses, including salaries, benefits and share-based compensation expense for personnel engaged in research and development functions;

●	expenses incurred in connection with the preclinical and clinical development of our product candidates, including under agreements with CROs, investigative sites and consultants;

●	costs of manufacturing our product candidates or other material costs for use in our preclinical studies and clinical trials, including costs of raw materials, components, and other laboratory materials;

●	consulting and professional fees related to research and development activities;

●	facility costs and other allocated expenses, which include expenses for rent and maintenance of our facility, utilities, depreciation, overhead expenses and other supplies; and

●	registration and maintenance of our intellectual property portfolio.

We expense research and development costs as incurred.

Our external research and development expenses consist primarily of costs such as fees paid to consultants, clinical sites, contractors and CROs in connection with our preclinical and clinical development activities.

Because the bulk of our research and development expenses are for internal personnel or for manufacture of our Alpha DaRT for use across our clinical trials and pre-clinical studies, and the majority of our clinical trials and pre-clinical studies are led internally rather than using external CROs, we are unable to allocate our research and development expenses on a program-by-program basis.

Grants from the IIA are offset against research and development costs at the later of when grant receipt is assured or the expenses are incurred.

Research and development activities are central to our business model. Product candidates in later stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials. We expect that our research and development expenses will continue to increase for the foreseeable future as we initiate additional clinical trials of our Alpha DaRT technology, scale our manufacturing processes, continue to discover and develop additional components to the Alpha DaRT platform or other product candidates, and hire additional clinical and scientific personnel.

The successful development of our Alpha DaRT technology and other potential future product candidates is highly uncertain. Accordingly, at this time, we cannot reasonably estimate or know the nature, timing and costs of the efforts that will be necessary to complete the development of these product candidates. We are also unable to predict when, if ever, we will generate revenue and material net cash inflows from the commercialization and sale of any of our product candidates for which we have obtained or may obtain marketing approval. We may never succeed in achieving further regulatory approvals for any of our product candidates. The duration, costs and timing of preclinical studies, clinical trials and development of our product candidates will depend on a variety of factors, including:

●	successful completion of clinical trials with safety, tolerability and efficacy profiles for our Alpha DaRT technology and any potential future product candidates that are satisfactory to the FDA or any comparable foreign regulatory authority;

●	approval of IDEs or comparable applications for Alpha DaRT technology and any potential future product candidate to commence planned or future clinical trials in the United States or foreign countries;

●	significant and changing government regulation and regulatory guidance;

●	timing and receipt of marketing approvals from applicable regulatory authorities;

●	successful construction of additional manufacturing facilities, or establishing arrangements with contract manufacturing organizations, or CMOs, for third-party clinical and commercial manufacturing, to obtain sufficient supply of our product candidates;

●	obtaining and maintaining patent and other intellectual property protection and regulatory exclusivity for our product candidates;

●	commercializing our Alpha DaRT technology and any potential future product candidate, if and when further approved, whether alone or in collaboration with others;

●	acceptance of the product, if and when approved, by patients, the medical community and third-party payors;

●	competition with other therapies; and

●	maintenance of a continued acceptable safety profile of Alpha DaRT technology and any potential future product candidate following approval.

A change in the outcome of any of these variables with respect to the development, manufacture or commercialization enabling activities of any of our product candidates would significantly change the costs, timing and viability associated with the development of that product candidate. For example, if the FDA or another regulatory authority were to require us to conduct clinical trials beyond those that we anticipate will be required for the completion of clinical development of our Alpha DaRT technology and any potential future product candidate, or if we experience significant delays in our clinical trials due to patient enrollment or other reasons, we would be required to expend significant additional financial resources and time on the completion of clinical development.

Marketing expenses

Marketing expenses consist primarily of salaries and other related costs, including share-based compensation, for personnel in marketing functions. Marketing expenses also include direct and allocated facility-related costs as well as costs of participation in conferences and exhibitions, licenses for marketing software, production of videos and marketing materials, and external consulting on product marketing or reimbursement.

We expect that our marketing expenses will increase in the future to support continued marketing activities and potential commercialization of our Alpha DaRT technology and any potential future product candidate. These increases will likely include increased costs related to the hiring of additional personnel and fees to outside consultants, particularly if and when we initiate the hiring of a commercial team or increase our pre-launch commercial activities.

General and administrative expenses

General and administrative expenses consist primarily of salaries and other related costs, including share-based compensation, for personnel in executive, finance and administrative functions. General and administrative expenses also include direct and allocated facility-related costs as well as professional fees for legal, consulting, investor and public relations, accounting, auditing, tax services and insurance costs.

We expect that our general and administrative expenses will increase in the future to support continued research and development activities and potential commercialization of our Alpha DaRT technology and any potential future product candidate. These increases will likely include increased costs related to the hiring of additional personnel and fees to outside consultants, attorneys and accountants, among other expenses.

Additionally, we expect to continue to incur increased expenses associated with being a public company, including costs of additional personnel, accounting, audit, legal, regulatory and tax-related services associated with maintaining compliance with exchange listing and Securities and Exchange Commission (“SEC”) requirements, director and officer insurance costs, and investor and public relations costs.

Financial (income) expenses, net

Financial (income) expenses, net, primarily consists of non-cash interest expense incurred on remeasurement of warrants, foreign currency translation, bank charges and interest, and interest income earned on our cash and cash equivalents.

Results of Operations

The following table summarizes our results of operations for the six months ended June 30, 2022 and 2023:

	Six Months Ended June 30,
	2022	2023	Change	% Change
Operating expenses:
Research and development, net	$10,683	$12,261	$1,578	14.8%
Marketing	329	920	591	179.6
General and administrative	5,781	3,631	(2,150)	(37.2)
Total operating expenses	$16,793	$16,812	$19	0.1%
Loss from operations:
Financial expense, net	10,942	21	(10,921)	(99.8)
Loss before taxes on income	27,735	16,833	(10,902)	(39.3)
Tax on income	8	47	39	487.5
Net loss	$27,743	$16,880	$(10,863)	(39.2)%

Comparison of the Six Months Ended June 30, 2022 and 2023

Research and development, net

Research and development, net increased by $1,578 from $10,683 for the six months ended June 30, 2022 to $12,261 for the six months ended June 30, 2023. The increase in research and development expense was primarily attributable to increased employee compensation and benefits, including share-based compensation, increased operating costs, and increased pre-clinical study and clinical trial expenses particularly in our U.S. multi-center pivotal trial, offset by lower expenses in Japan because of the completion of our clinical study in Japan last year.

Marketing expenses

Marketing expense increased by $591 from $329 for the six months ended June 30, 2022 to $920 for the six months ended June 30, 2023. The increase in marketing expenses was primarily attributable to increased employee compensation and benefits, including share-based compensation and the hiring of our chief commercial officer.

General and administrative

General and administrative decreased by $2,150 from $5,781 for the six months ended June 30, 2022 to $3,631 for the six months ended June 30, 2023. The decrease in general and administrative expenses was primarily due to decreased professional fees (including D&O insurance), and one-time costs and bonuses associated with our financing transaction in the first quarter of 2022.

Financial expense, net

Financial expense, net decreased $10,921 from $10,942 for the six months ended June 30, 2022 to $21 for the year six months ended June 30, 2023. The decrease was primarily attributable to a decrease in revaluation of warrants, an increase in interest from bank deposits, and changes in foreign exchange rates.

B.	Liquidity and Capital Resources

Sources of Liquidity

We have funded our operations from inception through June 30, 2023 primarily through gross proceeds of $57,911 from sales of our convertible preferred shares, $121,485 from the issuance of ordinary shares and $6,562 from government grants. The following table provides information regarding our total cash and cash equivalents, restricted cash and short-term deposits for the periods presented:

	As of
	December 31, 2022	June 30, 2023
Cash and cash equivalents	$5,836	$855
Restricted cash	850	834
Short-term deposits	98,694	92,672
	$105,380	$94,361

Cash Flows

The following table provides information regarding our cash flows for the periods presented:

	Six months ended June 30,
	2022	2023
Net cash used in operating activities	$(15,328)	$(9,922)
Net cash (used in) provided by investing activities	(92,675)	4,974
Net cash provided by financing activities	96,800	2
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(288)	(51)
Decrease in cash, cash equivalents and restricted cash	$(11,491)	$(4,997)

Net cash used in operating activities

The cash used in operating activities resulted primarily from our net losses adjusted for non-cash charges and changes in components of working capital. Net cash used in operating activities was $15,328 for the six months ended June 30, 2022, compared to $9,922 for the six months ended June 30, 2023. The decrease of $5,406 was primarily attributable to a decrease in net loss of $10,863 and $2,420 increase in other payables and accrued expenses, offset by a decrease of $8,941 in the add-back of the change in fair value of Warrants liabilities.

Net cash provided from/ used in investing activities

Net cash used in investing activities was $92,675 for the six months ended June 30, 2022 compared to net cash provided by investing activities of $4,974 for the six months ended June 30, 2023. The increase in cash provided by investing activities of $97,649 was primarily attributable to a $95,995 increase in redemption of bank deposits.

Net cash provided by financing activities

Net cash provided by financing activities was $96,800 for the six months ended June 30, 2022 compared to $2 for the six months ended June 30, 2023. The decrease of $96,798 was primarily attributable to the $93,543 net proceeds of the SPAC merger and concurrent PIPE financing in March 2022.

Effect of exchange rate changes on cash, cash equivalents and restricted cash

The effect of exchange rate changes on cash, cash equivalents and restricted cash was a decrease of $288 for the six months ended June 30, 2022 compared to a decrease of $51 for the six months ended June 30, 2023. The increase of $237 was primarily attributable to changes in the exchange rate between the U.S. Dollar and the Israeli NIS.

C.	Research and Development, Patents and Licenses, Etc.

For a discussion of our research and development policies, see “Research and Development” in Item 4.B. of our Annual Report and “Key Information—Risk Factors—Risks Related To Our Incorporation and Location In Israel” in Item 3.D. of our Annual Report.

For a description of our intellectual property, please see “Item 4.B” in our Annual Report under “—Intellectual Property.

D.	Trend Information

Other than as disclosed elsewhere in this report or in the unaudited consolidated financial statements as of and for the six months ended June 30, 2022 and 2023 and related notes thereto, or as described in Item 3.D. “Key Information—Risk Factors of our Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our total revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E.	Critical Accounting Estimates

We have provided a summary of our significant accounting policies, estimates and judgments in Note 3 to our consolidated financial statements, which are included in our Annual Report. The following critical accounting discussion pertains to accounting policies management believes are most critical to the portrayal of our historical financial condition and results of operations and that require significant, difficult, subjective or complex judgments. Other companies in similar businesses may use different estimation policies and methodologies, which may impact the comparability of our financial condition, results of operations and cash flows to those of other companies.

Recently Issued and Adopted Accounting Pronouncements

A description of recently issued accounting pronouncements that may potentially impact our financial position, results of operations or cash flows is disclosed in note 2 to our consolidated financial statements included in our Annual Report.

Critical Accounting Policies and Use of Estimates

Our management’s discussion and analysis of financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities and expenses and the disclosure of contingent assets and liabilities in our consolidated financial statements during the reporting periods. These items are monitored and analyzed by us for changes in facts and circumstances, and material changes in these estimates could occur in the future. We base our estimates on historical experience, known trends and events, and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Changes in estimates are reflected in reported results for the period in which they become known. Actual results may differ materially from these estimates under different assumptions or conditions.

While our significant accounting policies are described in more detail in the notes to our consolidated financial statements appearing in our Annual Report, we believe the following accounting policies used in the preparation of our consolidated financial statements require the most significant judgments and estimates.

Share-Based Compensation

We account for share based compensation in accordance with ASC No. 718, “Compensation - Stock Compensation” that requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. We recognize compensation expenses for the value of our awards granted based on the straight-line attribution method over the requisite service period of each of the awards. We recognize forfeitures of awards as they occur.

For graded vesting awards with no market or performance conditions, we recognize the related share-based compensation expense on a straight-line basis over the requisite service period of the awards. For awards with performance conditions the share-based compensation expense is recognized if and when we conclude that it is probable that the performance condition will be achieved and where the performance condition awards include graded vesting, the share-based compensation expense is recognized based on the accelerated method. We reassess the probability of vesting at each reporting period for awards with performance conditions and adjust compensation cost based on our probability assessment.

We selected the Black-Scholes option-pricing model as the most appropriate fair value method for our option awards. The option-pricing model requires a number of assumptions, of which the most significant are the share price, volatility and the expected option term.

These assumptions and estimates were determined as follows:

1)	Expected term - The expected term of options granted is based on historical experience and represents the period of time that options granted are expected to be outstanding. There is not sufficient historical share exercise data to calculate the expected term of the share options. We determine the expected term using the simplified method. The simplified method deems the term to be the average of the time-to-vesting and the contractual life of the options.

2)	Expected volatility - Since we have a limited trading history of our Ordinary shares, there is not sufficient historical volatility for the expected term of the share options. The expected volatility is derived from a mix of the implied volatility of our publicly traded warrants as well as the average historical share volatilities of several unrelated public companies within our industry that we consider to be comparable to our own business over a period equivalent to the option’s expected term.

3)	Risk-free interest rate - We determined the risk-free interest rate by using a weighted-average equivalent to the expected term based on the U.S. Treasury yield curve in effect as of the date of grant.

4)	Expected dividend yield – We do not anticipate paying any dividends in the foreseeable future. Thus, we used 0% as our expected dividend yield.

5)	Fair value of Ordinary shares – Our Ordinary shares have a limited history of being publicly traded. In determining the fair value of ordinary shares, the board of directors considered the grant date fair value for share-based awards as of the closing price of our ordinary shares on NASDAQ on the date of grant.

Public and Private Warrants

In March 2022, in conjunction with the Merger with HCCC, the Company issued 13,749,986 warrants to the public shareholders of HCCC (the “Public Warrants”) and 2,142,000 warrants to the sponsor of HCCC (the “Private Warrants”) in exchange for the surrender and cancellation of an identical number of warrants exercisable into common stock of HCCC. The Public Warrants and the Private Warrants may each be exercised into Ordinary shares of the Company within 5 years of the grant date, at an exercise price of $11.50, and are subject to certain redemption provisions at the Company’s option.

During the six months ended June 30, 2023, no Public or Private Warrants were exercised. As of June 30, 2023, a total of 13,605,561 Public Warrants and 2,142,000 Private Warrants are outstanding.

The fair value of the Public Warrants is determined with reference to the prevailing market price for warrants that are trading on Nasdaq under the ticker DRTSW.

The Private warrants were valued using a Black Scholes Option Pricing Model, which is considered to be a Level 3 fair value measurement. The Black Scholes model’s primary unobservable input utilized in determining the fair value of the Private warrants is the expected volatility of the Ordinary shares. The expected volatility was implied from a blend of the Company’s own Ordinary share and Public Warrant pricing, and the average historical share volatilities of several unrelated public companies within the Company’s industry that the Company considers to be comparable to its own business.

Emerging Growth Company Status

The Jumpstart Our Business Startups Act of 2012, or the JOBS Act, permits an “emerging growth company” such as us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies until those standards would otherwise apply to private companies.

We are in the process of evaluating the benefits of relying on other exemptions and reduced reporting requirements under the JOBS Act. Subject to certain conditions, as an emerging growth company we intend to rely on certain of these exemptions, including exemptions from the requirement to provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act and from any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements, known as the auditor discussion and analysis. We will remain an emerging growth company until the earlier of: (i) the last day of the fiscal year in which we have total annual gross revenues of $1.235 billion or more; (ii) the date on which we have issued more than $1 billion in nonconvertible debt during the previous three years; (iii) the date on which we are deemed to be a large accelerated filer under the rules of the SEC; or (iv) December 31, 2027.